                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB NUMBER:       3235-0360
                                                     EXPIRES:      JULY 31, 1994
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER RESPONSE  ...0.05

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies
                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                              Date examination completed:

   811-09253                                                        08/02/04
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2. State identification Number:
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     AL            AK            AZ            AR            CA            CO
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     CT            DE            DC            FL            GA            HI
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     ID            IL            IN            IA            KS            KY
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     LA            ME            MD            MA            MI            MN
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     MS            MO            MT            NE            NV            NH
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     NJ            NM            NY            NC            ND            OH
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     OK            OR            PA            RI            SC            SD
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     TN            TX            UT            VT            VA            WA
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     WV            WI            WY            PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

   Wells Fargo Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

   525 Market St. San Francisco, CA 94105
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

                                   Appendix A

Wells Fargo Funds Trust
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100% Treasury Money Market Fund
Cash Investment Money Market Fund
Government Money Market Fund
Liquidity Reserve Money Market Fund
Money Market Fund
Money Market Trust
Overland Express Sweep
Prime Investment Money Market Fund
Treasury Plus Money Market Fund
California Tax-Free Money Market Fund
California Tax-Free Money Market Trust
Minnesota Money Market
National Tax-Free Money Market Fund
National Tax-Free Money Market Trust
High Yield Bond Fund
Income Fund
Income Plus Fund
Intermediate Government Income Fund
Limited Term Government Income Fund
Inflation-Protected Bond Fund
Montgomery Total Return Bond Fund
Montgomery Short Term Duration Fund
WealthBuilder Growth Portfolio
WealthBuilder Growth & Income Portfolio
WealthBuilder Growth Balanced Portfolio
California Tax-Free Fund
California Limited Term Tax-Free Fund
Colorado Tax-Free Fund
Minnesota Tax-Free Fund
National Limited Term Tax-Free Fund
National Tax-Free Fund
Nebraska Tax-Free Fund
SIFE Specialized Financial Services Fund
Equity Index Fund
Growth Fund
International Equity Fund
Montgomery Mid Cap Growth Fund
Small Cap Growth Fund
Small Cap Opportunities Fund
Specialized Health Sciences Fund
Specialized Technology Fund
Montgomery Small Cap Fund
Montgomery Emerging Markets Focus Fund
Montgomery Institutional Emerging Markets
Asset Allocation Fund
Index Allocation Fund
Strategic Growth Allocation Fund
Growth Balanced Fund
Moderate Balanced Fund
Strategic Income Fund
Wells Fargo Outlook Today Fund
Wells Fargo Outlook 2010 Fund
Wells Fargo Outlook 2020 Fund
Wells Fargo Outlook 2030 Fund
Wells Fargo Outlook 2040 Fund

             Independent Registered Public Accounting Firm's Report

To the Board of Trustees
Wells Fargo Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Funds Trust (the "Funds") as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 29, 2004. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards of The Public Company Accounting Oversight Board (United States), accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2004, and with respect to agreement of security purchases and sales, for the period December 31, 2003, the date of our last examination, through February 29, 2004.

(1) Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2) Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3) Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4) Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5) Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)  Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with the specified requirements.

In our opinion, management's assertion that the Funds of Wells Fargo Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2004, with respect to securities reflected in the investment accounts of the Funds of Wells Fargo Funds Trust, are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds of Wells Fargo Funds Trust as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Philadelphia, Pennsylvania
August 2, 2004

August 2, 2004

KPMG LLP
1601 Market Street
Philadelphia, PA 19103

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of Wells Fargo Funds Trust, as listed in Appendix A, (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2004, and for the period from December 31, 2003 through February 29, 2004.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2004, and for the period from December 31, 2003 through February 29, 2004, with respect to securities reflected in the investment accounts.

Sincerely,


/s/ Karla M. Rabusch
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Karla M. Rabusch, President
Wells Fargo Funds Trust


/s/ Stacie D. DeAngelo
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Stacie D. DeAngelo, Treasurer
Wells Fargo Funds Trust